Exhibit 99.1

FOR IMMEDIATE RELEASE:

Afya Limited Announces “Mais Medicos” Medical School Authorization - Abaetetuba-PA

August 27, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that it has obtained the authorization from the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) to operate the “Mais Medicos” medical school in Abaetutuba, in the State of Pará.

The school contributes approximately 50 medical school seats to Afya, increasing Afya’s total medical school seats to 1,522.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br